Filed by Strayer Education, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Capella Education Company

Commission file number 333-221682

MEMORANDUM

DATE:	March 23, 2018

TO:	All Faculty & Employees, Strayer Education, Inc. and Capella Education Company

FROM:	Karl McDonnell
Chief Executive Officer

RE:	Leadership Updates for Strategic Education, Inc.

Dear Colleague:

As I have said in previous messages and meetings, I plan to share with you in a timely manner relevant updates regarding the merger integration planning.  As such, I wanted to let you know that I have made some decisions regarding Strategic Education’s leadership, who will all be direct reports of mine once our merger closes, which we still estimate will occur in the third quarter of 2018.

SEI CEO Direct Reports

•                  Dan Jackson, Chief Financial Officer

•                  Steve Polacek, Chief Integration Officer

•                  Viet Dinh, General Counsel

•                  Joe Schaefer, Chief Transformation Officer

•                  Loren Brown, Chief Information Officer

•                  Chief Human Resources Officer (search in process)

•                  Chief Marketing Officer — (see below for details)

•                  Brian Jones, President — Strayer University

•                  Andy Watt, Senior Vice President — Capella Post-Secondary Education.

After taking time to more deeply understand each organization, I made the decision that the marketing function should be led by a single Chief Marketing Officer, who will report to me.  Mary Miller and Kees Bol are both under consideration for this expanded role.  Mary and Kees are each strong candidates for this position, but I want to ensure we have a thorough selection process for this critical role, so we are also conducting an external search for potential candidates. While this search proceeds, existing reporting relationships for Kees and Mary will remain in place. They updated their teams last week.

The leaders of DevMountain, Hackbright and NYCDA will maintain their current reporting relationships.  As we progress in our integration planning efforts, this may change.

This leadership structure will not go into effect until after the merger closes, except for those who already report to me. In the coming weeks, I’m going to have meetings with these CEO-level direct reports to begin discussing and planning the new company’s strategic vision, cultural norms, and priorities.

In addition to my direct reports discussed above, I will form an Executive Leadership Committee, which will initially be comprised of the following people:

•                  Dick Senese, President — Capella University

•                  Constance St. Germain, Vice President of Academic Affairs & Chief Academic Officer —

Capella University

•                  Mary Miller, Chief Marketing Officer — Capella University

•                  Jennifer Hoff, General Manager & Vice President, College of Nursing, Health & Behavioral Sciences — Capella University

•                  Tonia Teasley, General Manager & Vice President, College of Business, Technology, Education and Public Service Leadership — Capella University

•                  Chad Nyce, Chief Operating Officer — Strayer University

•                  Andrea Backman, Provost and Chief Academic Officer — Strayer University

•                  Cale Holman, Senior Vice President, Academic Operations — Strayer University

•                  Kees Bol, Chief Marketing Officer — Strayer University

•                  Lizette Herraiz, Deputy General Counsel — Strategic Education, Inc.

Beyond the leaders listed above, I plan to also include additional participants in the Executive Leadership Committee from across the organization once the integration planning is a bit further along.

My current plan is to meet weekly with my direct reports post-close, and the Executive Leadership Committee cadence will be set as we get closer to close.  To be clear, all leadership practices and meetings at the respective organizations will continue in a business-as-usual manner prior to close.

I remain incredibly excited about our future and would like to thank everyone for your continued dedication and support between now and the merger close.

Sincerely,

Karl

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•                  the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•                  the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•                  the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•                  the amount of the costs, fees, expenses and charges related to the merger;

•                  the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•                  the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•                  the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•                  the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•                  other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, on November 20, 2017, Strayer filed a registration statement on Form S-4 with the SEC which included a joint proxy statement of Strayer and Capella and a prospectus of Strayer. The registration statement was amended on December 8, 2017. On January 19, 2018 at their respective special meetings, Strayer’s stockholders approved the issuance of Strayer common stock and the amendment and restatement of Strayer’s charter, each in connection with the merger, and Capella shareholders approved the Agreement and Plan of Merger, dated as of October 29, 2017, by and among Strayer, Capella and Sarg Sub Inc. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.